Exhibit 99.1

BW LPG Limited - Update on BW LPG’s Product Services Q2 2024 Segment Performance

(Singapore, 17 July 2024)

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP”) today provides an update on its Product Services’ (“BW Product Services”) Q2 2024 segment performance. For the quarter ended 30 June 2024, BW Product Services reported an estimated gross profit of approximately USD 26 million. Gross profit represents the realised trading profit plus net derivative gains and losses from open cargo contracts and hedging transactions.

After general and administrative expenses and income taxes, BW Product Services made an estimated net profit of approximately USD 16 million for the quarter.

In Q1 2024, the Board of BW Product Services approved a USD 30 million share capital reduction which was finalised during Q2 2024. Post capital reduction, BW Product Services reported a book equity of approximately USD 68 million for the quarter ended 30 June 2024.

The average Value-At-Risk (VAR) for the quarter was approximately USD 5 million.

BW LPG will release its Q2 2024 financial report on 22 August 2024.

For further information, please contact:

Kristian Sørensen

Chief Executive Officer

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 490 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.